Mail Stop 3561

May 8, 2007

Gary J. Dailey
Chief Financial Officer
Everlast Worldwide Inc.
1350 Broadway, Suite 2300
New York, New York 10018

>   **RE: Everlast Worldwide Inc.**
>   **Item 4.01 Form 8-K filed May 8, 2007**
>   **File No. 0-25918**

Dear Mr. Dailey:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. Please revise the first paragraph of your filing to clarify the legal entity that will be your continuing auditor. If J.H. Cohn is a different legal entity, then it appears you should disclose that they were newly engaged as your independent auditor. However, since the audit committee did not make this decision, it is not clear if you have completed the entire process of engaging a new auditor. Please advise and tell us if you expect to amend the Form 8-K when the audit committee takes action.

2. Since Item 304(a)(1)(i) of Regulation S-K only provides for dismissal, resignation or declination to stand for re-election, it appears the merger you described effectively resulted in the dismissal of Berenson. Please revise to use this terminology or advise why you believe it is not appropriate. We note the use of the term "replaced" in the Exhibit 16 letter; however, we do not believe this is substantially the same term as "dismissed."

3. In the third paragraph you disclose that there were no disagreements prior to May 3, 2007. If true, we believe this disclosure should state that there were no disagreements through May 3, 2007, or no disagreements preceding notification of the merger. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

As appropriate, please file your Amended Form 8-K and respond to these comments within five business days or tell us when you will provide us with a response. Your response to these comments should be submitted as an EDGAR correspondence file.

You may contact Robert Burnett, Staff Accountant, at (202) 551-3330, or in his absence, me at (202) 551-3841 if you have questions regarding these comments.

Sincerely,

Michael Moran
Branch Chief